Exhibit 17.1
Gentlemen
I am not sure what I can do at this point.....I have run out of ideas
I have now made three proposals; Jerry to report to me (I become Executive Chairman and Walt becomes lead outside Director); Jerry and I to be equals (I would be COO reporting directly to the Board); and the latest is for me to report to Jerry (I would be COO and the CFO would report to me). The Board has found something wrong with the first two proposals and did not even have the courtesy to respond to the third. The non response on this last proposal is the most puzzling since it addresses the severance issue that was supposedly the problem.
With all that has happened over the last year or so I cannot imagine what more evidence this Board needs to realize that a change needs to be made. Apparently I am wrong. There must be some members who continue to feel that the status quo is the preferred course of action. For me the status quo is unacceptable therefore I have attached my resignation from the Board effective immediately.
Tom

February 5, 2008
Walter D’Alessio
Vice Chairman
Northmarq Capital
1600 Market Street
Suite 1300
Philadelphia, PA 19103
Dear Walt,
Please accept this letter as notice of my resignation as a Trustee of Brandywine Realty Trust effective immediately.
Cordially,
/s/ Thomas F. August
Thomas F. August